SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

BBC Graphics of Palm Beach, Inc.

(Name of Issuer)

Common Stock, par Value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

HASCO Holdings, LLC

14809 HAMPTON COURT

DALLAS TX 75254

214-334-7950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS HASCO Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	620,000,000 0 620,000,000 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.5%
14	TYPE OF REPORTING PERSON* OO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, par value $0.001 per share (the “Shares”), of BBC Graphics of Palm Beach, Inc., a Florida company (the “Company”). The principal executive offices of the Company are located at 14809 HAMPTON COURT, DALLAS TX 75254.

Item 2. Identity and Background.

(a)  Name:  HASCO Holdings, LLC

(b)  Residence Address:  14809 HAMPTON COURT, DALLAS TX 75254

(c)  Employment:  Self

(d)  Criminal Proceedings:  None

(e)  Civil Proceedings:  None

(f)  Citizenship:  United States of America, Texas limited liability company

Item 3. Source and Amount of Funds or Other Consideration.

On May 12, 2009, BBC Graphics of Palm Beach, Inc. entered into an Agreement and Plan of Merger with HASCO Holdings, LLC, a Texas limited liability company (“HASCO”), its wholly owned subsidiary Southern Medical & Mobility, Inc. an Alabama corporation (“SMM”), and Southern Medical Acquisition, Inc., a Delaware corporation (“SMA”) whereby the BBC Graphics of Palm Beach, Inc.-owned subsidiary, SMA, would merge with SMM, with SMM being the surviving entity. HASCO Holdings, LLC received 554,676,000 shares of BBC Graphics of Palm Beach, Inc. common stock, par value $0.001 as consideration in this transaction.

Item 4. Purpose of Transaction.

The 554,676,000 shares were received as consideration as part of the Agreement and Plan of Merger described in Item 3. The Issuer had been a dormant shell company, and is now an operating company.

Item 5. Interest in Securities of the Issuer.

(a)  HASCO Holdings, LLC beneficially owns an aggregate of 620,000,000 shares of Common Stock, representing 96.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s 10-Q for the quarter ended March 31, 2009);

(b)  HASCO Holdings, LLC has the sole right to vote and dispose, or direct the disposition of the 620,000,000 shares of Common Stock owned by him;

(c)  HASCO Holdings, LLC received 554,676,000 shares of Common Stock effective May 12, 2009, pursuant to the Agreement and Plan of Merger described in Item 3.

(d)  Other than HASCO Holdings, LLC, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 620,000,000 shares of Common Stock owned by him.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

The following is incorporate by reference:

Exhibit 1.   Form 8-K/A reporting the Agreement and Plan of Merger filed with the commission on May 19, 2009.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2009

HASCO Holdings, LLC

By: /s/ Hal Compton, Sr.

Name: Hal Compton, Sr.

Title: Chairman